ROYCE MICRO-CAP TRUST, INC.

At the 2013 Annual Meeting of Stockholders held on September 25, 2013, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
W. Whitney George	23,631,935	487,219
Arthur S. Mehlman	23,595,755	523,399
Patricia W. Chadwick	23,600,348	518,806
David L. Meister	23,559,793	559,361